

PMA Capital
A Specialty Risk Management Company

October 29, 2007

By Facsimile

Craig Olinger
Deputy Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20459

     Re: PMA Capital Corporation - File No. 001-31706

Dear Mr. Olinger:

     The purpose of this letter is to request a waiver of the requirement that certain subsidiaries of PMA Capital Corporation (the "Company") file separate audited financial statements pursuant to Rule 3-16 of Regulation S-X. Based on the Company's current financial situation, the current liquidity at the Company and the fact that approximately 95% of the registered debt that was secured by capital stock of such subsidiaries has been redeemed, the Company does not believe that the audited financial statements of the subsidiaries provide any meaningful information or additional value to the holders of the registered debt.

     In October 2002, the Company issued $86.25 million of 4.25% Convertible Senior Debentures due 2022 (the "Original Notes") in a public offering. The Original Notes provided that holders could put them to the Company beginning on September 30, 2006.

     In November 2003, as a result of the Company's announcement that it would record a pre-tax charge of approximately $150 million at September 30, 2003, primarily to strengthen loss reserves at its reinsurance operations, various rating agencies lowered their financial strength ratings of the Company's insurance subsidiaries. Throughout 2004, the Company worked with its primary rating agency, A.M. Best Company, Inc. ("A.M. Best"), to address its concerns. One of A.M. Best's concerns was that the put date of the Original Notes exposed the Company to liquidity risks.

380 Sentry Parkway
P.O. Box 3031
Blue Bell, PA 19422-0754
Tel: 610.397.5000

Craig Olinger
October 29, 2007
Page 2

To eliminate A.M. Best's concern, the Company conducted an exchange offer, registered on Form S-4, pursuant to which $84.1 million of Original Notes were exchanged for a like amount of 6.50% Senior Secured Convertible Debentures (the "New Notes"). In addition to a higher interest rate, the New Notes had a put date of June 30, 2009 and were secured by a pledge of 20% of the capital stock of the Company's insurance subsidiaries, which represented 96% of the Company's consolidated assets and 87% of the Company's consolidated revenues.

The pledged capital stock was deemed to constitute a substantial portion of the collateral for the New Notes, triggering the requirement under Rule 3-16 of Regulation S-X for separate audited financial statements for certain of the Company's subsidiaries. The Company has included separate audited financial statements for these subsidiaries in its Annual Reports on Form 10-K for the years ended December 31, 2004, December 31, 2005 and December 31, 2006.

During 2006 and the first three quarters of 2007, the Company redeemed approximately 95% of the New Notes and, at September 30, 2007, only $4.6 million of the New Notes remained outstanding. This amount is 5% of the original principal amount of New Notes, 3% of the Company's total outstanding debt and less than .9% of the Company's capitalization. The Company believes that, based on its current financial position, the current liquidity at the Company and the fact that an insignificant amount of New Notes remains outstanding, separate audited financial statements no longer provide any meaningful information or additional value to the holders of the New Notes.

The Company therefore respectfully requests that the Commission waive the requirements of Rule 3-16 to include in its Annual Report on Form 10-K for the year ended December 31, 2007 separate audited financial statements for subsidiaries whose stock was pledged and constitutes a substantial portion of the collateral for the New Notes and to include or incorporate by reference separate audited financial statements for the year ended December 31, 2007 and all future years for any of the subsidiaries whose stock was pledged and constitutes a substantial portion of the collateral for the New Notes in future filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.

Sincerely,



William E. Hitselberger
Executive Vice President and
Chief Financial Officer